EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:          The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate Report - Regularization of the Wholesale Services

1.
On January 15, 2014, The Company had received the Ministry of Communications decision pertaining to the list of services, which the owners of infrastructures (thus including the Company) shall be obliged to offer as wholesale services to service providers. The list of services includes managed broadband access (Bitstream Access) on a nation-wide connectivity level or on a regional or local connectivity level; Breaking apart into sub-sections (Sub-loop Unbundling) (at this stage - only in the Company’s network, however not in Hot Telecom’s network); lease of Dark Fiber over the entire network; lease of (l) optic wavelength - “Virtual dark fiber” in the core network; access to the physical infrastructure of cables, sub-cables, collectors, boxes and posts over the entire network; as well as wholesale telephony service.

2.
In addition, the Company received a hearing document, under which the Minister of Communications announced its intention to determine, subject to a hearing, the framework for providing the wholesale services, as well as the maximum fees for providing the wholesale services in the Company’s network, as shall be specified hereinafter:

2.1.
The framework for the provision of the wholesale services shall be determined, as shall be required, under the service files that the Ministry shall determine in licenses of infrastructure owners. Currently, the Ministry wishes to determine the service file as a service that provides managed broadband access (Bitstream Access) on a nation-wide, local and regional level, and which was added to the hearing.

2.2.	To amend the licenses of infrastructure owners (the Company and Hot Telecom) so that the definition of ‘Infrastructure Service’ shall include the wholesale services in their entirety.

2.3.
To prescribe maximum prices under the regulations for the services, as shall be specified hereinafter (the prices for the year 2014 are stated in 2012 prices and they shall be linked to the consumer prices index. Prices of data communication traffic are characterized by a significantly descending outline, over time, until 2018) (prices do not include VAT):

Accessibility (the subscriber’s connection to the network until a first socket at the subscriber’s residence)	NIS 28.40 per month
Data communication traffic in the network core at a P1 service level (Mb per second at peak hours	NIS 57.10 per month
Data communication traffic in the network core at a P5 service level (Mb per second at peak hours	NIS 64.80 per month
Initialization of conversation	NIS 0.01 per minute
Dark fiber	NIS 18 per Km per month
Access to cables	NIS 695 per Km per month
Access to sub-cables	NIS 116 per Km per month
Technician visits (installation or fixing malfunctions at the client’s premises)	NIS 158 per visit

The Company was requested to submit its stance regarding the hearing no later than on February 16, 2014.

The Company has been reviewing the hearing documents, which include various details that require a complex analysis of the overall effect on the Company due to the proposed regulation. At this stage, prima facie, the Company estimates that insofar as the regulation of the wholesale services shall be implemented, as above specified, the Company’s results are expected to be adversely affected. Nevertheless, alongside the aforesaid effect, the Company estimates that considering the possibility of the cancellation of the structural separation and the cancellation of the supervision over the Company’s fees, which are expected to occur as a result of the regulation of the wholesale market, the Company might as well be positively affected as a consequence thereof.

The above information constitutes a translation of an Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.